As filed with  the Securities and Exchange Commission on February 7, 2008
                                                   Registration No. 333 - 114197

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                          -----------------------------

                   POST EFFECTIVE AMENDMENT NO. 1 TO FORM F-6
                             REGISTRATION STATEMENT
                                      UNDER
     THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
                          AMERICAN DEPOSITARY RECEIPTS

                                   -----------

                                 AIR FRANCE-KLM
   (Exact name of issuer of deposited securities as specified in its charter)

                                   -----------

                                 AIR FRANCE-KLM
                   (Translation of issuer's name into English)

                                   -----------

                             The Republic of France
            (Jurisdiction of incorporation or organization of issuer)

                          -----------------------------

                                 CITIBANK, N.A.
             (Exact name of depositary as specified in its charter)

                                   -----------

                                 399 Park Avenue
                            New York, New York 10043
                                 (212) 816-6690
    (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                                   -----------

                                   Air France
                              125 West 55th Street
                            New York, New York 10019
                                 (212) 830-4000
    (Address, including zip code, and telephone number, including area code, of agent for service)

                          -----------------------------

                                   Copies to:

    Thomas N. O'Neill III, Esq.                      Herman H. Raspe, Esq.
           Linklaters                         Patterson Belknap Webb & Tyler LLP
       25, rue de Marignan                       1133 Avenue of the Americas
           75008 Paris                             New York, New York 10036
             France

                          -----------------------------

It is proposed that this filing become effective under Rule 466:
                                          |X|   immediately upon filing.
                                          |_|   on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box : |_|

--------------------------------------------------------------------------------

      This Post Effective Amendment No. 1 to Registration Statement on Form F-6 may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

                              Cross Reference Sheet

         DESCRIPTION OF SECURITIES TO BE REGISTERED

                                                                   Location in Form of American
                                                                   Depositary Receipt ("Receipt")
Item Number and Caption                                            Filed Herewith as Prospectus
-----------------------                                            ----------------------------
1.   Name of Depositary and address of its principal executive     Face of Receipt -  Introductory Article.
     office

2.   Title of Receipts and identity of deposited securities        Face of Receipt  - Top Center.

Terms of Deposit:
       (i)    The amount of deposited securities represented by    Face of Receipt  - Upper right corner.
              one American Depositary Share ("ADSs")

       (ii)   The procedure for voting, if any, the deposited      Reverse of Receipt  - Paragraphs (17)
              securities                                           and (18).

       (iii)  The collection and distribution of dividends         Reverse of Receipt - Paragraph (15).

       (iv)   The transmission of notices, reports and proxy       Face of Receipt  - Paragraph (14);
              soliciting material                                  Reverse of Receipt - Paragraph (17).

       (v)    The sale or exercise of rights                       Reverse of Receipt - Paragraphs (15)
                                                                   and (17).

       (vi)   The deposit or sale of securities resulting from     Face of Receipt - Paragraph (7);
              dividends, splits or plans of reorganization         Reverse of Receipt - Paragraphs (15) and (19).

       (vii)  Amendment, extension or termination of the deposit   Reverse of Receipt - Paragraphs (23) and (24) (no
              agreement                                            provision for extensions).

       (viii) Rights of holders of Receipts to inspect the         Face of Receipt - Paragraph (14).
              transfer books of the Depositary and the list of
              holders of ADSs

                                                                   Location in Form of American
                                                                   Depositary Receipt ("Receipt")
Item Number and Caption                                            Filed Herewith as Prospectus
-----------------------                                            ----------------------------
       (ix)   Restrictions upon the right to deposit or withdraw   Face of Receipt - Paragraphs (2), (3), (4), (7),
              the underlying securities                            (8), (10) and (11);
                                                                   Reverse of Receipt - Paragraph (25)

       (x)    Limitation upon the liability of the Depositary      Face of Receipt - Paragraph (8);
                                                                   Reverse of Receipt - Paragraphs (20) and (21).

       (xi)   Fees and charges which may be imposed directly  or   Face of Receipt - Paragraph (11).
              indirectly on holders of ADSs

         AVAILABLE INFORMATION                                     Face of Receipt - Paragraph (14).

      The Company has been subject to the periodic reporting requirements of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and has filed certain reports with, and submitted certain information to, the United States Securities and Exchange Commission (the "Commission"), which reports can be retrieved from the Commission's internet website at www.sec.gov, and can be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington, D.C. 20549. The Company has filed a Form 15F ("Form 15F") with the Commission, which has suspended the Company's duty under the Exchange Act to file or submit the reports required under Sections 13(a) or 15(d) of the Exchange Act. Upon the effectiveness of Form 15F, the Company's duty to file or submit reports under Sections 13(a) or 15(d) of the Exchange Act will terminate and the Company will, pursuant to Rule 12g3-2(e)(1), receive the exemption from the reporting obligations of the Exchange Act provided by Rule 12g3-2(b). In order to satisfy the conditions of Rule 12g3-2(b) the Company intends to publish the information contemplated in Rule 12g3-2(b)(1)(iii) under the Exchange Act on its internet website or through an electronic information delivery system generally available to the public in the Company's primary trading market, and to translate the information so published into English in accordance with the instructions to Rule 12g3-2(e). The Company has specified in Form 15F the internet website or the electronic information delivery system on which it intends to publish such information. The information so published by the Company cannot be retrieved from the Commission's internet website, and cannot be inspected or copied at the public reference facilities maintained by the Commission. If the Form 15F is not declared effective, the Company will again be subject to the periodic reporting requirements of the Exchange Act and will be required to file with the Commission, and submit to the Commission, certain reports that can be retrieved from the Commission's internet website at www.sec.gov, and can be inspected and copied at the public reference facilities maintained by the Commission.

                                   PROSPECTUS

      The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the Form of Amendment No. 1 to ADS Deposit Agreement filed as Exhibit (a)(i) to this Post Effective Amendment No. 1 to Registration Statement on Form F-6 and is incorporated herein by reference.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

      EXHIBITS

      (a)(i) Amendment No. 1 to ADS Deposit Agreement, dated as of February 7, 2008, by and among Air France-KLM (the "Company"), Citibank, N.A., as depositary (the "Depositary"), and all Holders and Beneficial Owners of American Depositary Shares issued thereunder ("ADS Deposit Agreement"). -- Filed herewith as Exhibit (a)(i).

      (a)(ii) ADS Deposit Agreement, dated as of April 5, 2004, by and among the Company, the Depositary, and all Holders and Beneficial Owners of American Depositary Shares issued thereunder. -- Filed herewith as Exhibit (a)(ii).

      (b) Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. -- None.

      (c) Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. -- None.

      (d) Opinion of counsel for the Depositary as to the legality of the securities to be registered. -- Previously filed.

      (e) Certificate under Rule 466. -- Filed herewith as Exhibit (e) (i).

      (f) Powers of Attorney for certain officers and directors and the authorized representative of the Company. -- None.

      UNDERTAKINGS

      (a) The Depositary undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

      (b) If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADS thirty (30) days before any change in the fee schedule.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity created by the ADS Deposit Agreement, as proposed to be amended by the Form of Amendment No. 1 to ADS Deposit Agreement, by and among Air France-KLM, Citibank, N.A., as depositary, and all Holders and Beneficial Owners from time to time of American Depositary Shares issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post Effective Amendment No. 1 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 7th day of February, 2008.

                                    Legal entity created by the ADS Deposit
                                    Agreement, as proposed to be amended by the Form of Amendment No. 1 to ADS Deposit Agreement, for the issuance of American Depositary Shares, each American Depositary Share representing one (1) Ordinary Share, nominal value (euro) 8.50 per share, of Air France.

                                    CITIBANK, N.A., solely in its capacity as Depositary


                                    By: /s/ Susan A. Lucanto
                                        ----------------------------------------
                                        Name:  Susan A. Lucanto
                                        Title: Vice President

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, Air France-KLM certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post Effective Amendment No. 1 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in Paris, France, on February 7, 2008.

                                 AIR FRANCE-KLM


                                 By: /s/ Jean-Cyril Spinetta
                                     -------------------------------------------
                                     Name:  Jean-Cyril Spinetta
                                     Title: Chairman and Chief Executive Officer

      Pursuant to the requirements of the Securities Act of 1933, as amended, this Post Effective Amendment No. 1 to Registration Statement on Form F-6 has been signed by the following persons in the following capacities on February 7, 2008.

Signature                                  Title
---------                                  -----


/s/ Jean-Cyril Spinetta                    Chairman and Chief Executive Officer
----------------------------
Jean-Cyril Spinetta


/s/ Philippe Calavia                       Chief Financial Officer
----------------------------
Philippe Calavia


/s/ Michel Cascarino                       Vice-President, Accounting
----------------------------               (Principal Accounting Officer)
Michel Cascarino


/s/ Patricia Barbizet                      Member of the board of directors
----------------------------
Patricia Barbizet


/s/ Jean-Francois Dehecq                   Member of the board of directors
----------------------------
Jean-Francois Dehecq


/s/ Pierre - Henri Gourgeon                Member of the board of directors
----------------------------
Pierre - Henri Gourgeon


/s/ Claude Gressier                        Member of the board of directors
----------------------------
Claude Gressier


/s/ Didier Le Chaton                       Member of the board of directors
----------------------------
Didier Le Chaton


/s/ Christian Magne                        Member of the board of directors
----------------------------
Christian Magne

Signature                                  Title
---------                                  -----


/s/ Cornelius J. A. van Lede               Member of the board of directors
----------------------------
Cornelius J. A. van Lede


/s/ Leo van Wijk                           Member of the board of directors
----------------------------
Leo van Wijk


/s/ Jean-Claude Cros                       Authorized Representative in the U.S.
----------------------------
Jean-Claude Cros

                                Index to Exhibits

                                                                   Sequentially
Exhibit             Document                                       Numbered Page
-------             --------                                       -------------
(a)(i)              Amendment No. 1 to ADS Deposit Agreement

(a)(ii)             ADS Deposit Agreement

(e) (i)             Rule 466 Certification